

September 19, 2023

Stephen Lam
Chief Executive Officer
mF International Limited
Unit 1801, Fortis Tower, 77-79 Gloucester Road,
Wan Chai, Hong Kong

> **Re: mF International Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 18, 2023**
> **File No. 333-274158**

Dear Stephen Lam:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form F-1 filed September 18, 2023

Capitalization, page 31

1. Please include long-term debt in your capitalization table in accordance with Item 3.B of Form 20-F.

 You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li